

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 12, 2017

<u>Via E-Mail</u>
Yuebiao Li
Chief Executive Officer
Newater Technology, Inc.
c/o Yantai Jinzheng Eco-Technology Co., Ltd.
8 Lande Road, Laishan District, Yantai City
Shandong Province
People's Republic of China 264000

> **Re: Newater Technology Inc.**
> **Registration Statement on Form F-1**
> **Filed April 18, 2017**
> **File No. 333-217355**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>
<u>Liquidity and Capital Resources, page 44</u>

1. Please revise your disclosure related to changes in operating and investing cash flows during 2016 to more fully address the following:

   - Explain the reasons why you increased inventory and advances to suppliers so significantly. In this regard, we note these balances, taken together, appear to represent over one year of your inventory requirements; and

- Explain the reasons why you purchased the land use right, including where the land is located and how you intend to use it. If you intend to build a facility on the land, disclose and discuss the anticipated costs, timing, and funding sources.

Consolidated Financial Statements

Note 1 – Organization, page F-7

2. We note your disclosure related to the equity transfer agreement and supplementary equity transfer agreement with Yuebiao Li, Zhuo Zhang and Yue Zhang, including reflecting shares they received as outstanding for all periods presented. We also note the numbers of shares they hold, as disclosed on page 86. Please more fully explain the steps in the equity and supplementary equity transfer agreements, including the equity interests of Yuebiao Li, Zhuo Zhang and Yue Zhang before and after the transfers.

Note 2 – Summary of Significant Accounting Policies, page F-7
Government Grants, page F-11

3. We note your disclosure that Jinzheng successfully applied for a high technology subsidy in 2016 for which there were no specific requirements. It is not clear who provided this subsidy or why a subsidy with no requirements would be provided. Please identify who provided this subsidy and disclose and discuss the reasons why it was provided, including why there were no requirements. Based on the lack of any requirements, please also explain how and why you determined accounting for this subsidy as a government grant is appropriate.

Note 3 – Disposal, page F-15

4. Based on the amounts of assets and liabilities you sold, as disclosed in note 3, and the amount of proceeds you received, please clarify how you determined the amount of the gain you recorded from your disposal of Jinmo. Also, we note disclosure on pages 40 and 84 that indicate Jinzheng sold $1,063,137 of equipment to Jinmo prior to your disposal; however, it is not clear why the equipment was sold, what equipment was sold, or how these disclosures reconcile to your financial statements, including the change in the balance of property, plant and equipment. Please clarify or revise.

Note 19 – Subsequent Events, page F-27

5. Please disclose and discuss the specific nature of your relationship with Runtai and explain the reasons why you provided them a working capital loan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-Mail
        Bradley Haneberg, Esq.